06007577

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED 2006 WASHINGTON, DC 185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) *

1295 State Street
(No. and Street)

Springfield, (City) MA, (State) 01111-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie 413-737-8400
(Area Code - Telephone Number)

* Formally 1414 Main Street, Springfield, MA 01144-1013 changed 2/24/2006

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street, (Address) Hartford, (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

6/9/06

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc. ,as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN E. SAKOWICZ
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 14, 2010

Kathleen E. Sakowicz
Notary Public

Peter G. Lahaie
Signature

Vice President and CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- \- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- \- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- \- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- \- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- \- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- \- (m) A copy of the SIPC Supplemental Report.
- \- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc.® *A member of the MassMutual Financial Group*

1295 State Street, Springfield, MA 01111-0001
800-542-6767 • Fax 877-665-4749

Eileen Guy
Compliance Specialist

Direct Telephone (413) 744-4552
Facsimile (413) 744-1295

March 30, 2006

The Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: **MML Investors Services, Inc.**
CRD Number: 10409
FEIN: 04-2746212

Dear Sir or Madam:

Enclosed for your records is an originally signed Annual Audited Report Form X-17A-5, Part III in accordance with Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5, on behalf of MML Investors Services, Inc. The form has been provided in triplicate, as required. We have also included a signed and notarized Facing Page with each Report.

Please be aware that MML Investors Services, Inc. requested and was granted a 30-day extension from the National Association of Securities Dealers in which to file its audited financial statements for the year ending December 31, 2005. Additionally, we have attached a copy of a letter from Peter G. Lahaie, MML Investors Services, Inc.'s Chief Financial Officer, to the National Association of Securities Dealers which provides detailed information regarding the firm's prior audited financial statements.

If further information is required, please feel free to contact me at (413) 744-4552. Thank you in advance for your assistance. We have provided a return envelope for your convenience in forwarding confirmation of our filing.

Sincerely,

Eileen Guy
Enclosures
eguy@massmutual.com

MML Investors Services, Inc.® *A member of the MassMutual Financial Group*

1295 State Street, Springfield, MA 01111-0001
800-542-6767 • Fax 877-665-4749

March 30, 2006

Frederick F. McDonald, Director
NASD
99 High Street
Suite 900
Boston, MA 02110

Re: MML Investors Services, Inc. and Subsidiaries – Consolidated Financial Statements and Supplemental Schedule as of and for the year ended December 31, 2005

Dear Mr. McDonald:

In connection with the December 31, 2005 Consolidated Financial Statements for MML Investors Services, Inc. ("MMLISI") the Company has recorded certain prior period adjustments to beginning shareholder's equity as originally reported on December 31, 2004. This restatement adjustment is disclosed in the notes to the consolidated financial statements.

As a result of these prior period adjustments MMLISI has adjusted the FOCUS reports filed with the NASD to agree with the audited financial statements. In addition, MMLISI would recommend that the financial statements and related independent auditors reports issued for 2004 and prior no longer be relied on as the shareholder's equity has been adjusted with the issuance of this report.

As you are aware, MMLISI had reported net capital of $10.9 million as of December 31, 2004, well in excess of the minimum net capital of $1.2 million. The effect of our prior period adjustment increases MMLISI's net capital as of December 31, 2004 by approximately $0.8 million. Additionally, MMLISI's income before taxes for the year ended December 31, 2005 increased to $1.4 million and net income after tax decreased to $0.8 million. These adjustments have no effect on MMLISI's solvency, as MMLISI had over $8.4 million of net capital in each month of 2005 and ended 2005 with over $9.7 million in net capital.

Please feel free to contact me at (800) 542-6767 if you wish to discuss this in further detail.

Sincerely,

Peter G. Lahaie

Peter G. Lahaie
Chief Financial Officer

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 2, the Company has restated the shareholder's equity balance as of December 31, 2004.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

March 30, 2006

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets

Assets:		
Cash and cash equivalents	$	18,081
Cash segregated under federal regulations		1,354
Receivables from brokers or dealers		16,771
Due from affiliates		678
Other receivables		2,044
Investments not readily marketable		246
Fixed assets (net of accumulated depreciation of $7,834)		1,713
Goodwill		139
Taxes receivable		465
Net deferred tax asset		555
Total assets	$	42,046

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable	$	15,496
Due to affiliates		3,370
Accounts payable and accrued expenses		5,467
Total liabilities		24,333
Shareholder's equity:		
Common stock, $1 par value. Authorized, 300,000 shares; issued and outstanding, 4,891 shares		5
Additional paid in capital		23,795
Accumulated deficit		(6,087)
Total shareholder's equity		17,713
Total liabilities and shareholder's equity	$	42,046

See accompanying notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year ended December 31, 2005

(Dollars in thousands)

Revenues:		
Commissions	$	216,966
Trail commissions		59,046
CRIA income		30,051
Other income		13,387
Total revenues		319,450
Expenses:		
Commissions		273,273
Salaries and fringe benefits		15,128
Management fees		12,320
Office operating expenses		14,407
Depreciation and amortization		818
Other expenses		2,101
Total expenses		318,047
Income before income taxes		1,403
Income tax provision		595
Net income	$	808

See accompanying notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

(Dollars in thousands)

	Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Balance, as originally reported – December 31, 2004	$ 5	$ 23,795	$ (7,413)	$ 16,387
Restatement adjustments (note 2)	—	—	518	518
Balance, as adjusted – December 31, 2004	5	23,795	(6,895)	16,905
Net income	—	—	808	808
Balance – December 31, 2005	$ 5	$ 23,795	$ (6,087)	$ 17,713

See accompanying notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2005

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	808
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		818
Unrealized gains on investments not readily marketable		(175)
Deferred taxes		(807)
Change in assets and liabilities:		
Decrease in cash segregated under federal regulations		375
Net increase in brokers or dealers receivables and payables		(4,672)
Decrease in due from affiliates		3,889
Decrease in other receivables		395
Decrease in taxes receivable		2,205
Increase in commissions payable		4,536
Decrease in due to affiliates		(2,814)
Increase in accounts payable and accrued expenses		3,267
Net cash provided by operating activities		7,825
Cash flows from investing activities:		
Purchase of fixed assets		(788)
Net cash used in investing activities		(788)
Net increase in cash and cash equivalents		7,037
Cash and cash equivalents at beginning of year		11,044
Cash and cash equivalents at end of year	$	18,081

Supplemental cash flow information:
The Company received a refund of $804 for income taxes in 2005.

See accompanying notes to consolidated financial statements.

(Dollars in thousands)

(1) Organization

MML Investors Services, Inc. (MMLISI) was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). MMLISI offers a wide variety of investment products and services through MassMutual agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers, Inc. (NASD), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. (MMLIAI) and MMLISI Financial Alliances, LLC (MMLISI FA). MMLISI, MMLIAI, and MMLISI FA are collectively referred to as the "Company." The Company uses National Securities Clearing Corporation and National Financial Services, LLC as clearing agents to process customer trades.

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products for a niche market or for special client needs.

MMLISI FA was formed on August 23, 2004 for the purpose of doing business as a referral broker-dealer. MMLISI FA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI and certain other members of MassMutual Financial Group.

(2) Restatement Adjustments

In 2005, the Company determined that it had incorrectly accrued for and settled certain tax amounts with its parent over several prior years. In addition, it determined that it improperly recorded certain commission and revenue transactions in prior years. Accordingly, the consolidated financial statements have been restated by increasing shareholder's equity at December 31, 2004 by $518 to reflect the impact of these restatement adjustments.

The components of the increase (decrease) to beginning shareholder's equity are as follows (net of tax):

- Tax accruals and other adjustments, including settlements with parent, of $159 in 2004 and $903 related to 2003 and prior periods;
- Accruals for commissions payable of ($140) in 2004 and ($110) primarily in 2003;
- Accruals for commission revenue of ($443) in 2004; and,
- Accruals for management fees associated with providing information technology services of $149 in 2004.

(Dollars in thousands)

The cumulative impact of the above restatement adjustments on the Company's consolidated statement of operations for the year ended December 31, 2004 would have been a decrease to income before income taxes of $753, a decrease in tax expense of $478 and an increase to the net loss of $275.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of MMLISI and its wholly owned subsidiaries, MMLIAI and MMLISI FA, after elimination of intercompany balances and transactions.

The following is a summary of certain financial information of the Company's consolidated wholly owned subsidiaries, MMLIAI and MMLISI FA, as of December 31, 2005:

	MMLIAI	MMLISI FA
Total assets	$ 6,429	$ 232
Shareholder's equity	5,924	—
Member's equity	—	219

The shareholder's equity of MMLIAI and the member's equity of MMLISI FA are included as capital in the consolidated computation of the Company's net capital since the assets of the wholly owned subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MMLISI has agreed to make future member contributions to MMLISI FA, as needed, for MMLISI FA's net capital to remain in excess of minimum requirements.

(b) Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in bank deposit accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains some of the cash equivalents in a money market fund managed by a related party (see note 4). Cash segregated under federal regulations includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC.

(c) Investments Not Readily Marketable

Investments in not readily marketable securities are carried at estimated fair value. Investments consist of common shares in a NASDAQ private placement. In addition, the Company holds warrants that are exercisable, at $16 per share, for 1,500 shares of voting trust certificates representing NASDAQ common stock, and expire in June 2006. Because of restrictions on the warrants and lack of an available market to sell the warrants or the underlying securities, if exercised, the Company has valued the warrants at $0 as of December 31, 2005.

(d) *Investment Income*

Investment income is recorded on an accrual basis and included in other income. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

(e) *Fixed Assets*

Fixed assets are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful life of fixed assets by category is as follows: leasehold improvements (7 years), furniture and fixtures (5 years), and all other depreciable assets (3 years).

Computer software developed, obtained, or modified solely for internal use may be capitalized to the extent that costs are incurred in the application development stage. Such costs are amortized over 3 to 5 years, beginning when the software is ready for its intended use, using the straight-line method for financial reporting purposes.

(f) *Revenue and Expense*

Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12b-1 fees paid to MMLISI by fund companies and is recorded on the accrual basis. Corporate Registered Investment Advisor (CRIA) income is recorded on the accrual basis. Distribution fees and related expenses are recorded on the accrual basis. Distribution fees are included in other income and related expenses are reported in office operating expenses.

(g) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) *Fair Value of Financial Instruments*

Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

(i) *Goodwill*

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but is tested for impairment at least annually.

(Continued)

(Dollars in thousands)

(j) Income Taxes

The Company accounts for income taxes and related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.

(k) General and Administrative Expenses

General and administrative expenses are recorded on an accrual basis.

(4) Related Party Transactions and Agreements

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company (C.M. Life), a wholly owned subsidiary of Mass Mutual, and MML Bay State Life Insurance Company (MML Bay State), a wholly owned subsidiary of C.M. Life, for the year ended December 31, 2005. In addition, MMLISI was the sub-distributor of the MassMutual Institutional Funds for the year ended December 31, 2005. OppenheimerFunds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. (OFI), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and institutional funds for which they receive commissions. For the year ended December 31, 2005, MMLISI has recognized $96,021 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State. Pursuant to these agreements with MassMutual, C.M. Life and MML Bay State, MMLISI is paid distribution fees for expenses incurred. For the year ended December 31, 2005, the Company earned $3,498 in distribution fees, which is recorded in other income, collectively from MassMutual, C.M. Life and MML Bay State. As of December 31, 2005, the Company has recorded a due from affiliates for MassMutual of $211, which is primarily for distribution fees receivable.

MMLISI has a selling agreement with OFI for the distribution of the OppenheimerFunds. Under the terms of the selling agreement, MMLISI earned $29,229 in 2005 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds.

As of December 31, 2005 the Company owned 3,000,000 Class A shares of the Oppenheimer Cash Reserves (included in cash and cash equivalents), managed by OFI, with an aggregate fair value of $3,000. During 2005, the Company received $67 in dividends and distributions from these investments. The dividends earned on the Oppenheimer investments during the year were $69 and are included in other income.

The Company has agreements with MassMutual Trust Company, FSB (MMTC) and Babson Capital Management LLC (Babson) for solicitation of investment advisory services. MMTC and Babson are wholly owned subsidiaries of MassMutual. Under the terms of the agreements, MMLISI earned $750 and $402 in solicitation fees in 2005 from MMTC and Babson, respectively. These fees are included in CRIA income.

(Dollars in thousands)

MMLISI also has an agreement with MassMutual for the distribution and servicing of mutual funds used in retirement plans. In accordance with the terms of this agreement, MMLISI earned $166 in commission revenue from MassMutual in 2005.

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing access to the general agents of MassMutual, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2005 was $12,260 of which $2,792 is recorded as due to affiliates at December 31, 2005.

The Company provides services to MML Distributors, LLC (MMLD), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to the Company's allocated costs related to MMLD. The management fee for the year ended December 31, 2005 was $1,112, of which $180 is included in other income and the remaining $932 is recorded as a reduction of management fee expense as it relates to allocated costs charged to the Company under the MassMutual service agreement. As of December 31, 2005, the Company has recorded a due from affiliates for MMLD of $467 for the management fee receivable.

(5) Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc.

The provisions of the SEC's Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, are not applicable to the Company because MMLISI has complied with the exemptive provisions under Section (k)(2)(i) of that rule. As required by the exemptive provisions, MMLISI maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." As of December 31, 2005, the balance in these accounts totaled $1,354 and is included in cash segregated under federal regulations.

(6) Operating Leases

The Company has no operating leases with remaining noncancelable terms in excess of one year at December 31, 2005. The current office lease expires in 2006, with remaining lease costs of $223 in 2006. Rent expense for 2005 was $711 and is included in office operating expenses.

(7) Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $9,724, which was $8,102 in excess of its required net capital of $1,622. The Company's ratio of aggregate indebtedness to net capital was 2.50 to 1.

(8) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty.

The Company is, from time to time, also involved in various governmental and administrative proceedings and regulatory investigations and inquiries, certain of which are ongoing, including a specific matter for which the Company has received a Wells Notice from the NASD. The Company has cooperated fully with these regulatory agencies with regard to their investigations and has responded to information requests and comments. It is possible that some or all of these matters will result in enforcement proceedings against the Company or settlements with regulators.

The Company believes that it is reasonable to expect that regulatory inquiries and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters, net of reserves, will not materially impact the Company's financial position or liquidity. The outcome of a particular matter may be material to the Company's operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company's income for the period.

(9) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(10) Goodwill

Goodwill, related to a consolidated subsidiary, was recorded at the date of acquisition in 2004 and remains as of December 31, 2005. During 2005, the Company tested the goodwill for impairment in accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets*, and determined that there was no impairment.

(11) Employee Benefits

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health plan, which provide benefits for certain of its active employees.

MassMutual provides certain life and healthcare benefits to eligible retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

(Dollars in thousands)

Defined Benefit Pension Plan

The Company provides a cash balance pension plan (the Plan) which is a defined benefit plan in which the employee's pension benefit is expressed as an account balance. An amount is allocated to the employee's account each month, called a pay credit. The amount of the pay credit depends on the employee's compensation, age and years of service. The account is also credited with interest each month. Employees who were active on December 31, 1998 and still employed on January 6, 1999, may be eligible for a pension benefit calculated under the prior pension formula.

MassMutual sponsors the Plan and accounts for the Plan in accordance with FASB Statement No. 87, *Employers' Accounting for Pensions*. The Company paid MassMutual $446 in 2005 for its allocated expense related to the Company's employees covered by the Plan.

Post-retirement Benefits

The Company provides certain life insurance and healthcare benefits (other post-retirement benefits) for its eligible retired employees and their beneficiaries and dependents. The healthcare plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by the Company's management.

The Company offers to all of its employees certain additional post-retirement benefits including life and health insurance through its participation in a plan sponsored by MassMutual. The Company paid MassMutual $53 in 2005 for its allocated expense related to the Company's employees covered by this plan.

(12) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2005, $465 was receivable from MassMutual for consolidated income taxes.

 (Continued)

(Dollars in thousands)

The components of income taxes included in the consolidated statement of operations for the year ended December 31, 2005 are as follows:

Income tax provision (benefit):		
Current:		
Federal	$	975
State		427
Total current		1,402
Deferred:		
Federal		(589)
State		(218)
Total deferred		(807)
Income tax provision	$	595

A reconciliation of the income taxes computed by applying the prevailing corporate U.S. Federal tax rate to the provision reflected in the consolidated financial statements for the year ended December 31, 2005 is as follows:

Provision for income taxes at the U.S. Federal rate	$	491	35.0%
State tax, net of Federal effect		136	9.7
Other		(32)	(2.3)
Income tax provision	$	595	42.4%

(Continued)

(Dollars in thousands)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2005 are as follows:

Temporary differences:		
Deferred rent	$	16
Compensation accruals		938
State net operating losses		806
Deferred tax asset before valuation allowance		1,760
Valuation allowance		(806)
Deferred tax asset		954
Fixed assets		(322)
Goodwill		(5)
Unrealized capital gains/(losses)		(72)
Deferred tax liability		(399)
Net deferred tax asset	$	555

In assessing the realizability of deferred taxes, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax income and tax planning strategies in making this assessment.

The Company had a valuation allowance of $806 as of December 31, 2005, which was attributable to state net operating losses that management believes will not be realized prior to their expiration. The change in the valuation allowance for the year ended December 31, 2005 was $84. The state net operating loss carryforwards generally expire from 2007 to 2009.

The United States Internal Revenue Service (IRS) has completed its examination of the Company's income tax returns through the year 2000 and is currently examining the years 2001 through 2003. Management believes adjustments which may result from such examinations will not materially affect the Company's financial position.

Schedule I

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

(Dollars in thousands)

Total shareholder's equity	$	17,713
Less nonallowable assets and haircuts:		
Receivables from brokers and dealers		1,951
Receivable from affiliates, net		678
Other receivables		2,182
Investments not readily marketable		246
Fixed assets – net		1,713
Goodwill		139
Net deferred tax asset		555
Taxes receivable		465
Haircuts on security positions		60
Net capital		9,724
Minimum net capital required to be maintained (greater of $250 or 6-2/3% of aggregate indebtedness of $24,333)		1,622
Net capital in excess of minimum requirements	$	8,102
Ratio of aggregate indebtedness to net capital		2.50 to 1

(Continued)

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

(Dollars in thousands)

Aggregate indebtedness:		
Items included in the consolidated statement of financial condition:		
Commissions payable	$	15,496
Due to affiliates		3,370
Accounts payable and accrued expenses		5,467
Total aggregate indebtedness	$	24,333

Reconciliation of net capital pursuant to paragraph (d)(4) of rule 17a-5:

There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Part IIA Focus Report, as amended on March 30, 2006.

See accompanying independent auditors' report.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of MML Investors Services, Inc. and subsidiaries (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. The Company did not have adequate policies and procedures in place to properly record tax accruals and settlements with its parent over several years. In addition, the Company did not have adequate policies and procedures in place to properly record revenue arising from an intercompany agreement with its parent and accruals for certain commission revenue and related expense items. The material weaknesses resulted in material errors in the Company's 2005 financial statements and the Company having to restate its December 31, 2004 shareholder's equity in the consolidated financial statements for the year ended December 31, 2005 for errors in its previously filed financial statements. In addition, as a result of the adjustments recorded, the Company amended and refiled their FOCUS Reports as of December 31, 2004 and 2005 and the related 2005 interim periods. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of MML Investors Services, Inc. and Subsidiaries, for the year ended December 31, 2005 and this report does not affect our report thereon dated March 30, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2005, to meet the SEC's objectives due the material weaknesses noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 30, 2006